Exhibit 99.1

Cogo Group, Inc. Fourth Quarter 2012 Preliminary Results Show Highest Quarterly Revenue in Company History

•	Unaudited revenue in the fourth quarter ended December 31, 2012, was approximately $199 million, which included the revenue generated by Cogo subsidiaries sold in a transaction (“Discontinued Group”) up to November 15, 2012.

•	The transaction for sale of Discontinued Group was closed on November 15, 2012

SHENZHEN, China, February 21, 2013 - Cogo Group, Inc. (“Cogo” or the “Company”) (Nasdaq: COGO), a leading gateway for global semiconductor companies to access the industrial and technology sectors in China, today announced its preliminary unaudited financial results for its fourth quarter ended December 31, 2012.

Revenue in the fourth quarter was approximately $199 million. Gross margin for the fourth quarter was approximately between 6% and 6.5%. The results include those related to the Discontinued Group up to November 15, 2012, since then the Discontinued Group will not be consolidated in the financial results of the Company. As of December 31, 2012, the Company had cash and pledged bank deposits totaling approximately $141 million.

As of November 15, 2012, the Discontinued Group had total assets of approximately $145 million, of which approximately $141 million were current assets, and total liabilities of approximately $68 million. A table reflecting the unaudited combined net assets of the Discontinued Group follows this release.

“Once again, the Cogo team executed a strong quarter, with double digit year-on-year revenue growth. Despite the continued macroeconomic challenges, we were able to generate approximately $199 million in revenue,” said Mr. Jeffrey Kang, CEO and Chairman of Cogo.

Table attached

Unaudited Combined Net Assets of Discontinued Group

As of Nov 15, 2012

$'Million
Assets
Current assets:
Cash	71
Accounts receivable, net	26
Bills receivable	6
Amount due from related party	6
Inventories	25
Prepaid expenses and other receivables	7
Total current assets	141

Property and equipment, net	1
Land use rights, net	3
Total Assets	145

Less: Liabilities
Current liabilities:
Accounts payable	7
Bank borrowings	59
Income taxes payable	1
Accrued expenses and other liabilities	1
Total current liabilities	68

Total Net Assets	77

About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is the leading gateway for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Broadcom, Xilinx, Atmel and others for a customer base of over 1,600 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as nearly 1,500 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smartphones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television “HDTV”.

For further information:
Investor Relations

www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn

H.K.:	+852 2730 1518
U.S.:	+1 (646) 291 8998
Fax:	+86 755 2674 3522

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy such as growth in industrial, digital media, mobile handset and telecommunications end-markets or potential acquisitions, all of which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.